BASIS OF PRESENTATION

This Management’s Discussion and Analysis (“MD&A”) for Westport Innovations Inc. (“Westport”, the “Company”, “we”, “us”, “our”) for the three and nine months ended September 30, 2015 provides an update to our annual amended MD&A dated October 15, 2015 for the fiscal year ended December 31, 2014. This information is intended to assist readers in analyzing our financial results and should be read in conjunction with the audited consolidated financial statements, including the accompanying notes, for the fiscal year ended December 31, 2014. Our interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The Company’s reporting currency is the U.S. dollar. This MD&A is dated November 10, 2015.

Additional information relating to Westport, including our Annual Information Form (“AIF”) and Form 40-F, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All financial information, including tabular amounts, is reported in millions of U.S. dollars unless otherwise noted.

FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements that are based on the beliefs of management and reflects our current expectations as contemplated under the safe harbor provisions of Section 21E of the United States Securities Act of 1934, as amended. Such statements include but are not limited to statements regarding the orders or demand for our products, our investments, cash and capital requirements, the intentions of partners and potential customers, the performance of our products, our future market opportunities, availability of funding and funding requirements, our estimates and assumptions used in our accounting policies, our accruals, including warranty accruals, our financial condition, timing of when we will adopt or meet certain accounting and regulatory standards and the alignment of our business segments. These statements are neither promises nor guarantees but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed in or implied by these forward looking statements. These risks include risks related to revenue growth, operating results, liquidity, industry and products, general economy, conditions of the capital and debt markets, government or accounting policies and regulations, technology innovations, as well as other factors discussed below and elsewhere in this report, including the risk factors contained in the Company’s most recent AIF filed on SEDAR at www.sedar.com.

The forward-looking statements contained in this MD&A are based upon a number of material factors and assumptions which include, without limitation, market acceptance of our products, product development delays in contractual commitments, the ability to attract and retain business partners, competition from other technologies, price differential between natural gas and liquefied petroleum gas, unforeseen claims, exposure to factors beyond our control as well as the additional factors referenced in our AIF. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based or that may affect the likelihood that actual results will differ from those set forth in the forward looking statements except as required by applicable legislation.

The forward looking statements contained in this document speak only as of the date of this MD&A. Except as required by applicable legislation, Westport does not undertake any obligation to release publicly any revisions to these forward looking statements to reflect events or circumstances after this MD&A, including the occurrence of unanticipated events. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

BUSINESS OVERVIEW

We are a leading provider of high-performance, low-emission engine and fuel system technologies utilizing gaseous fuels. Our technology and products enable light- (less than 5.9 litre), medium- (5.9 to 10 litre), heavy-duty- (10 to 16 litre) and high-horsepower- (greater than 16 litre) petroleum-based fuel engines and vehicles to use primarily natural gas, giving users a cleaner and generally less expensive alternative fuel based on a more abundant natural resource. Through our partnerships and direct sales efforts, we sell natural gas and propane engines, fuel systems, and components to customers in more than 79 countries. We currently have strategic relationships with three of the world's top four engine producers and supply or have strategic relationships with six of the world's top ten truck producers, as well as seven of the world's top ten automotive manufacturers. Our strategic relationships with Original Equipment Manufacturers ("OEMs") provide us with access to their manufacturing capacity, supply chain and global distribution networks without incurring the considerable investment associated with these assets. We commercialize our technology in markets where demand for clean, low emission engines is prevalent.

Since our founding in 1995, we have invested over $700 million towards the research, development and commercialization of our proprietary technologies and related products. Conversely, our research and development efforts and investments have resulted in a substantial patent portfolio that serves as the foundation for our differentiated technology offerings and competitive advantage. Our technologies and related products enable combustion engines to use gaseous fuels, such as natural gas, propane, renewable natural gas (“RNG”) or hydrogen. The substitution of natural gas for petroleum-based fuel drives a reduction in harmful combustion emissions, such as particulate matter and greenhouse gases, in addition to providing a relatively inexpensive alternative fuel from a more plentiful natural resource.

The principle focus of the operating business units are summarized below:

Operating Business Units

Westport Operations:

During the first quarter of 2015, Westport realigned the structure of the Company's internal organization. The realignment combines, our historical operating segments, Westport Applied Technologies, Westport On-Road Systems and Westport Off-Road Systems into a single operating segment, Westport Operations. This change reflects the manner in which operating decisions and assessing business performance is currently managed by the Chief Operating Decision Makers (the CEO and the COO “CODMs”). As Westport narrows its focus within certain business units, including its investments in joint ventures, and defers certain products and related programs, the CODMs manage the combined businesses as a whole. Therefore, the Westport Operations segment provides more meaningful information to users of Westport’s financial statements.   Prior-period amounts have been adjusted retrospectively to reflect these operating segment changes.

Westport Operations designs, manufactures and sells compressed natural gas ("CNG"), liquefied natural gas ("LNG"), and liquefied petroleum gas ("LPG") components and systems to over 20 global OEMs, including Fiat, Volkswagen, Tata Motors, the GAZ Group, Chrysler, General Motors, Ford Motor Company ("Ford"), PACCAR Inc., Volvo Car Group, Hyundai and Kia and to aftermarket customers in over 79 countries. Sales from Westport's wholly-owned Italian subsidiaries, OMVL S.p.A. ("OMVL") and Emer S.p.A ("Emer"), including Emer's wholly-owned subsidiary Valtek S.p.A., Westport's Australian operations, and recently acquired Netherlands based Prins Autogassystemen Holding B.V. ("Prins"), are made either directly to OEMs or through one of their many global distributors. Westport Operations has a strong customer base in Europe and North America and is growing in Asia, South America, and Africa.

Westport supports customers with vehicle conversions through the Ford Qualified Vehicle Modifier ("QVM") program with products in the Ford line, including transit, cargo shuttle and taxi vehicles.  Sold under the Westport WiNG™ Power System brand, product offerings include the Ford Transit Van dedicated, F-250/F-350 bi-fuel (CNG and gasoline) and dedicated, F-450 to F-650, F-59 dedicated, E-450 dedicated and Transit Connect bi-fuel vehicle models.  Westport also provides aftermarket conversion products, alternative fuel systems and application engineering.

Other products include Volvo Car bi-fuel systems (CNG and gasoline) for the V60 and V70 bi-fuel wagon; Westport JumpStartTM mobile fuel services; Westport iCE PACKTM for spark-ignited ("SI") engines, LNG tender products for the rail market and WestportTM     industrial engines sold to Clark Material Handling and Cummins Western Canada for forklift and oilfield applications.

Corporate and Technology Investments Business Unit
The Corporate and Technology Investments business unit ("Corporate and Technology Investments") is responsible for investments in new research and development programs with OEMs, corporate oversight and general administrative duties. Corporate and Technology Investments focuses on long-term product development and future return on investments. Once a product is launched, the associated revenue will be recognized under Westport Operations.

Cummins Westport Inc. Joint Venture
Cummins Westport Inc. (“CWI”), our 50:50 joint venture with Cummins, Inc., (“Cummins”), serves the medium- to heavy-duty engine markets. CWI engines are offered by many OEMs for use in transit, school and shuttle buses, conventional trucks and tractors, and refuse collection trucks, as well as specialty vehicles such as short-haul port drayage trucks and street sweepers. The fuel for CWI engines is typically carried on the vehicles as CNG or LNG. CWI engines are produced at certain of Cummins' plants, allowing CWI to leverage Cummins' manufacturing footprint without incurring additional capital costs. CWI also utilizes Cummins' supply chain, back office systems and distribution and sales networks. CWI is the leading supplier of natural gas engines to the North American medium- and heavy-duty truck and transit bus industries.

Weichai Westport Inc. Joint Venture
Weichai Westport Inc. (“WWI”) is a joint venture between Westport (35% interest), Weichai Holding Group Co. Ltd. (40% interest) ("Weichai") and Hong Kong Peterson (CNG) Equipment Ltd. ("Hong Kong Peterson") (25% interest) focusing on the Chinese market. WWI develops, manufactures, and sells advanced, alternative fuel engines and parts that are widely used in city bus, coach, and heavy-duty truck applications in China or exported to other regions globally.

GENERAL DEVELOPMENTS

On July 7, 2015, the Company announced it will offer dedicated, liquid propane systems for 2016 Ford 5.0L F-150 trucks. This new liquid propane system will be offered in addition to Westport’s compressed natural gas (CNG) package for 2016 Ford F-150 trucks. Both fuel options are part of the Westport WiNG™ Power System and are expected to be certified to EPA and CARB standards.

On July 28, 2015, the Company announced that CWI is introducing the 2016 ISB6.7 G, a 6.7-liter MidRange, factory-built, dedicated natural gas engine, to the Type C School bus market. The ISB6.7 G natural gas engine is based on the Cummins ISB6.7 diesel engine platform and is fueled by CNG, LNG or renewable natural gas ("RNG"), utilizing CWI's proprietary spark-ignited, stoichiometric combustion with cooled Exhaust Gas Recirculation ("SEGR") technology. Currently in field trials, the ISB6.7 G will be in full production by mid-2016.

On September 1, 2015, the Company and Fuel Systems Solutions, Inc ("Fuel Systems") jointly announced that the companies have entered into a merger agreement to create a premier alternative fuel vehicle and engine company. Under the terms of the merger, Westport will acquire all of the outstanding shares of Fuel Systems common stock in a stock-for-stock transaction under which Fuel Systems shareholders will receive 2.129 Westport shares for each share of Fuel Systems common stock they own at the closing date. The transaction is subject to regulatory approvals, including expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act and other customary closing conditions. Subsequent to September 30, 2015 the Company disclosed that it satisfied the requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976. There is no further antitrust clearance required to close the transaction. The transaction is also subject to the required approval of both Fuel Systems and Westport's shareholders.

On September 23, 2015, the Company announced the delivery of the first 2016 Volvo V60 Bi-Fuel cars to key customer Sunfleet, a Volvo car sharing organization in Sweden. The 2016 Volvo Bi-Fuel is based on Volvo’s new two-litre, direct injection, four-cylinder Drive-E powertrain family. Part of the Volvo Engine Architecture family—ranked as one of the best engine families in the world – this engine offers 245 HP and 350NM in torque with emissions as low as 38g CO2/km (according to the Swedish Transport Administration’s calculation method for biomethane), and is considered one of the greenest, most powerful natural gas engines in the world.

SELECTED FINANCIAL INFORMATION

The following table sets forth a summary of our financial results for the three and nine months ended September 30, 2015, and September 30, 2014:

Selected Consolidated Statements of Operations Data

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
(expressed in millions of United States dollars, except for per share amounts and shares outstanding)
Total revenue	$22.3	$25.3	$78.2	$103.2
Gross margin (1)	$1.3	$8.0	$16.5	$33.8
GM %	5.8%	31.5%	21.1%	32.8%
Net loss	$(37.4)	$(25.5)	$(75.1)	$(84.7)
Net loss per share – basic and fully diluted (2)	$(0.58)	$(0.40)	$(1.17)	$(1.34)
Weighted average shares outstanding	64,184,991	63,142,874	64,052,696	63,051,893

(1)	Gross margin is calculated as revenue less cost of product revenue, excluding depreciation and amortization.
The Company's gross margin may not be comparable to those of other entities because some entities include depreciation and amortization related to products sold in cost of sales.

(2)	Fully diluted loss per share is the same as basic loss per share as the effect of conversion of stock options, restricted share units and performance share units would be anti-dilutive.

The following table sets forth a summary of our financial position as at September 30, 2015 and December 31, 2014:

Selected Balance Sheet Data

	September 30, 2015	December 31, 2014
Cash and short-term investments	$42.1	$94.0
Total assets	224.8	337.7
Long-term debt	66.2	78.5

SELECTED FINANCIAL INFORMATION (continued):

The following tables set forth a summary of the financial results of our joint ventures for the three and nine months ended September 30, 2015, and September 30, 2014:

Selected CWI Statements of Operations Data

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Total revenue	$82.4	$70.6	$248.5	$230.2
Gross margin	25.7	15.4	76.9	33.4
GM %	31.1%	21.8%	30.9%	14.5%
Income before income taxes	12.3	2.4	38.6	0.4
Income attributable to the Company	3.5	0.9	12.8	0.5

Selected WWI Statements of Operations Data

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Total revenue	$33.6	$179.3	$131.4	$425.7
Gross margin	3.6	8.9	15.1	24.0
GM %	10.8%	5.0%	11.5%	5.6%
Income before income taxes	0.5	4.1	2.0	8.1
Income attributable to the Company	0.1	1.2	0.6	2.4

RESULTS FROM OPERATIONS

Revenue
Total segments revenues for the three months ended September 30, 2015 including 100% of CWI and WWI revenue, decreased $136.9 million, or 50% from $275.2 million in 2014 to $138.3 million in 2015.

Total segments revenues for the nine months ended September 30, 2015 including 100% of CWI and WWI revenue, decreased $301.0 million, or 40% from $759.1 million in 2014 to $458.1 million in 2015.

The following table summarizes revenues by segment for the three and nine months ended September 30, 2015 compared to the three and nine months ended September 30, 2014:

	Three months ended September 30,		Change		Nine months ended September 30,		Change
	2015	2014	$	%	2015	2014	$	%
Westport Operations	21.5	25.1	(3.6)	(14)%	73.6	99.9	(26.3)	(26)%
Corporate and Technology Investments	0.8	0.2	0.6	300%	4.6	3.3	1.3	39%
CWI	82.4	70.6	11.8	17%	248.5	230.2	18.3	8%
WWI	33.6	179.3	(145.7)	(81)%	131.4	425.7	(294.3)	(69)%
Total segment revenues	138.3	275.2	(136.9)	(50)%	458.1	759.1	(301.0)	(40)%
Less: Equity investees' revenues	116.0	249.9	(133.9)	(54)%	379.9	655.9	(276.0)	(42)%
Total consolidated revenues	22.3	25.4	(3.1)	(12)%	78.2	103.2	(25.0)	(24)%

Westport Operations revenue for the three months ended September 30, 2015 decreased $3.6 million, or 14% to $21.5 million from $25.1 million for the three months ended September 30, 2014. Westport Operations has been impacted significantly by the decline in the price of oil and the strengthening of the US dollar. Revenue from European operations for the three months ended September 30, 2015, including the Prins acquisition increased by €4.4 million, however on a US dollar basis was consistent with the prior year period as a result of the stronger dollar. Revenue from North American operations decreased by approximately $3.5 million primarily as a result of decreased sales in Westport's Ford qualified vehicle modifier ("QVM") business and Westport iCEPACK.

For the nine months ended September 30, 2015 revenue decreased $26.3 million, or 26% to $73.6 million from $99.9 million for the nine months ended September 30, 2014. Revenue from European operations, including recent acquisitions, increased by €6.2 million while revenue from North American operations decreased by $18.3 million. The decrease in revenue from North American operations was driven by decreases in Westport's Ford QVM business of $7.9 million, decreased sales of Westport iCE PACK of $2.3 million, and a decrease in engineering service contracts of $8.4 million. A further decrease of approximately $12.2 million in revenue was driven by unfavorable impacts of foreign currency translation from the Euro to the US dollar equivalent.

Corporate and Technology Investments revenue for the three months ended September 30, 2015 increased $0.6 million from $0.2 million to $0.8 million and to $4.6 million from $3.3 million for the nine months ended. The increase in revenue for the nine months ended was driven by meeting a milestone during the second quarter ended with one of our OEM partners.

CWI revenue for the three months ended September 30, 2015 increased $11.8 million, or 17% from $70.6 million to $82.4 million. CWI product revenue for the three months ended September 30, 2015 increased $7.0 million, or 12%, to $65.5 million on sales of 2,343 units compared to $58.5 million and 2,171 units for the three months ended September 30, 2014, which was primarily attributed to higher sales in North America. CWI parts revenue for the three months ended September 30, 2015 increased $4.9 million to $16.9 million compared with $12.0 million for the three months ended September 30, 2014 which was due to the increase in the number of engines in service.

For the nine months ended September 30, 2015 revenue increased $18.3 million, or 8% from $230.2 million to $248.5 million. CWI product revenue for the nine months ended September 30, 2015 increased $16.0 million, or 8%, to $206.8 million on sales of 7,568 units compared to $190.8 million and 7,130 units for the nine months ended September 30, 2014, which was primarily attributed to higher sales in North America. CWI parts revenue for the nine months ended September 30, 2015 increased $2.3 million to $41.7 million compared with $39.4 million for the nine months ended September 30, 2014 which was due to the increase in the number of engines in service.

WWI revenue for the three months ended September 30, 2015 decreased $145.7 million, or 81%, from $179.3 million to $33.6 million. WWI shipped 2,992 units in 2015 compared with 14,587 units for the three months ended September 30, 2014. For the nine months ended September 30, 2015 revenue decreased $294.3 million, or 69%, from $425.7 million to $131.4 million. WWI shipped 10,894 units in 2015 compared with 35,785 units for the nine months ended September 30, 2014. WWI results are consistent with general market conditions in China and consistent with diesel truck sales. Truck demand remains subdued, as demonstrated by the decrease in recent monthly commercial vehicle sales in China year-over-year, according to China Association of Automotive Manufactures ("CAAM").

Gross Margin for the 3 months ended September 30, 2015 and 2014
Total segments gross margin for the three months ended September 30, including 100% share of CWI and WWI decreased $1.6 million from $32.2 million in 2014 to $30.6 million in 2015.

The following table presents gross margin by segment for the three months ended September 30, 2015 compared to the three months ended September 30, 2014:

	Three months		Three months
	ended September 30,	% of	ended September 30,	% of	Change
	2015	Revenue	2014	Revenue	$	%
Westport Operations	$0.5	2.4%	$7.8	30.9%	$(7.3)	(94)%
Corporate and Technology Investments	0.8	100.0%	0.2	100.0%	0.6	285%
CWI	25.7	31.1%	15.4	21.8%	10.3	67%
WWI	3.6	10.8%	8.9	4.9%	(5.2)	(59)%
Total segment gross margin	$30.6	22.1%	$32.2	11.7%	$(1.6)	(5)%
Less: equity investees' gross margin	29.3	(25.2)%	24.3	9.7%	5.0	21%
Total consolidated gross margin	$1.3	5.8%	$8.0	31.5%	$(6.7)	(84)%

Westport Operations gross margin decreased $7.3 million to $0.5 million, or 2.4% of revenue, for the three months ended September 30, 2015 compared to $7.8 million, or 30.9% of revenue for the three months ended September 30, 2014. The decrease in gross margin percentage is due to inventory obsolescence charges of $5.5 million during the three months ended September 30, 2015 compared to $nil in the prior year period. Gross margin would have been 27.9% of revenue without the obsolescence charges.The decrease in gross margin percentage is due to lower revenues and changes in product mix.

CWI gross margin increased $10.3 million to $25.7 million, or 31.1% of revenue, from $15.4 million or 21.8% of revenue. CWI product margin and product gross margin percentage for the three months ended September 30, 2015 were $20.2 million and 30.9%, respectively, compared to $13.0 million and 22.3%, respectively, for the three months ended September 30, 2014. This increase in CWI gross margin percentage was due to a favorable decrease of $2.8 million in net warranty adjustments and net extended coverage claims compared to the three months ended September 30, 2014. Reliability of the ISL G engine has continued to improve as a result of both hardware and calibration changes. CWI parts gross margin percentage was 32.0% for the three months ended September 30, 2015 compared to 19.7% for the three months ended September 30, 2014. The increase in parts gross margin is primarily due to a change in product mix.

WWI gross margin decreased $5.3 million to $3.6 million, from $8.9 million. The decrease in gross margin relates to a decrease in the number of engines sold. Gross margin as a percentage of revenue increased from 4.9% to 10.8% as a result of changes in product mix and product pricing.

Gross Margin for the nine months ended September 30, 2015 and 2014
Total segments gross margin for the nine months ended September 30, 2015 including 100% share of CWI and WWI increased $17.2 million from $91.3 million in 2014 to $108.4 million in 2015.

The following table presents gross margin by segment for the nine months ended September 30, 2015 compared to the nine months ended September 30, 2014:

	Nine months		Nine months
	ended September 30,	% of	ended September 30,	% of	Change
	2015	Revenue	2014	Revenue	$	%
Westport Operations	$11.9	16.2%	$30.6	30.6%	$(18.7)	(61)%
Corporate and Technology Investments	4.6	100.0%	3.3	100.0%	1.3	40%
CWI	76.9	30.9%	33.4	14.5%	43.5	130%
WWI	15.1	11.5%	24.0	5.6%	(8.9)	(37)%
Total segment gross margin	$108.4	23.7%	$91.3	12.0%	$17.2	19%
Less: equity investees' gross margin	92.0	(24.2)%	57.4	8.8%	34.6	60%
Total consolidated gross margin	$16.5	21.1%	$33.8	32.8%	$(17.4)	(51)%

Westport Operations gross margin decreased $18.7 million to $11.9 million, or 16.2% of revenue, for the nine months ended September 30, 2015 compared to $30.6 million, or 30.6% of revenue for the nine months ended September 30, 2015. The decrease in gross margin percentage is due to inventory obsolescence charges of $7.8 million in the nine months ended September 30, 2015 compared to $nil in the prior year period. Gross margin would have been 26.8% of revenue without the obsolescence charges. Gross margin also decreased due to lower revenue and changes in product mix.

CWI gross margin increased $43.5 million to $76.9 million, or 30.9% of revenue, from 33.4 million or 14.5% of revenue. CWI product margin and product gross margin percentage for the nine months ended September 30, 2015 were $63.0 million and 30.5%, respectively, compared to $21.7 million and 11.4%, respectively, for the nine months ended September 30, 2014. This increase in CWI gross margin percentage was due to a favorable decrease of $31.3 million in net warranty adjustments and net extended coverage claims compared to the nine months ended September 30, 2014. Reliability of the ISL G engine has continued to improve as a result of both hardware and calibration changes. CWI parts gross margin percentage was 33.4% for the nine months ended September 30, 2015 compared to 29.7% for the nine months ended September 30, 2014.

WWI gross margin decreased $8.9 million to $15.1 million, from $24.0 million. The decrease in gross margin relates to a decrease in the number of the engines sold. Gross margin as a percentage of revenue increased from 5.6% to 11.5% as a result of changes in product mix and product pricing.

Research and Development

The following table presents details of research and development (“R&D”) expense by segment for the three and nine months ended September 30, 2015 compared to three and nine months ended September 30, 2014:

	Three months				Nine months
	ended September 30,		Change		ended September 30,		Change
	2015	2014	$	%	2015	2014	$	%
Westport Operations	$3.6	$5.2	$(1.6)	(31)%	$10.0	$16.5	$(6.5)	(39)%
Corporate and Technology Investments	9.1	12.4	(3.3)	(27)%	28.9	40.8	(11.9)	(29)%
Total research and development	$12.7	$17.6	$(4.9)	(28)%	$38.9	$57.3	$(18.4)	(32)%

Westport Operations research and development expenses for the three and nine months ended September 30, 2015 decreased $1.6 million and $6.5 million, respectively, compared to the same periods last year due to reduction in program expenses, decreased headcount, and favorable impacts of foreign currency translation from the Euro and the Canadian to the US dollar equivalent.

Corporate and Technology Investments research and development expenses for the three and nine months ended September 30, 2015 decreased $3.3 million and $11.9 million, respectively, compared to the same periods last year due to reduction in program expenses and prioritizing of investment programs, decreased headcount and favorable impacts of foreign currency translation from the Canadian to the US dollar equivalent.

Selling, General and Administrative

The following table presents details of Selling, General and Administrative (“SG&A”) expense by segment for the three and nine months ended September 30, 2015 compared to three and nine months ended September 30, 2014:

	Three months				Nine months
	ended September 30,		Change		ended September 30,		Change
	2015	2014	$	%	2015	2014	$	%
Westport Operations	$4.0	$9.1	$(5.1)	(56)%	$14.5	$23.5	$(9.0)	(38)%
Corporate and Technology Investments	10.0	6.5	3.5	54%	25.3	26.5	(1.2)	(5)%
Total selling, general and administrative	$14.0	$15.6	$(1.6)	(10)%	$39.8	$50.0	$(10.2)	(20)%

Westport Operations SG&A expense for the three months ended September 30, 2015 decreased $5.1 million and $9.0 million, respectively, compared to the same periods last year, due to decreased headcount and favorable impacts of foreign currency translation from the Euro and the Canadian to the US dollar equivalent.

Corporate and Technology Investments SG&A expense for the three months ended September 30, 2015 increased $3.5 million due to increased stock-based compensation expense and one time costs of $3.3 million related to the proposed merger between the Company and Fuel Systems. For the nine months ended September 30, 2015 SG&A expenses decreased $1.2 million due to decreased headcount and favorable impacts of foreign currency translation from the Canadian to the US dollar equivalent.

Foreign exchange gains and losses reflected net realized gains and losses on foreign currency transactions and the net unrealized gains and losses on our net U.S. dollar denominated monetary assets and liabilities in our Canadian operations that were mainly composed of cash and cash equivalents, short-term investments, accounts receivable and accounts payable. In addition, the Company has foreign exchange exposure on Euro denominated monetary assets and liabilities where the functional currency of the subsidiary is not the Euro. For the three and nine months ended September 30, 2015, we recognized a net foreign exchange gain of $8.0 million and a net foreign exchange gain of $12.0 million, respectively, with the decline in the Canadian dollar relative to the U.S. dollar. For the three and nine months ended September 30, 2014, we recognized a net foreign exchange gain of $2.2 million and a net foreign exchange gain of $2.5 million, respectively, with the movement in the Canadian dollar relative to the U.S. dollar. A majority of the foreign exchange gain for the three and nine months ended September 30, 2015 is unrealized.

Depreciation and amortization for the three and nine months ended September 30, 2015 was $3.3 million and $10.4 million compared to $4.7 million and $13.6 million for the three and nine months ended September 30, 2014. The decrease primarily relates to favorable impacts of foreign currency translation from the Euro and the Canadian to the US dollar equivalent.

Income from investments accounted for by the equity method primarily relates to our 50% interest in CWI and our 35% interest in WWI and our increase in equity income results primarily from higher revenues and gross margins for CWI in the current year compared to the prior period.

	Three months		Nine months
	ended September 30,		ended September 30,
	2015	2014	2015	2014
CWI - 50% interest income	$3.5	$0.9	$12.8	$0.5
WWI - 35% interest income	0.1	1.2	0.6	2.4
Income from investment accounted for by the equity method	$3.6	$2.1	$13.4	$2.8

During the first quarter of 2015, the Company identified adjustments in CWI's estimated 2014 financial statement results, which primarily related to warranty accrual. The identified adjustments resulted in a cumulative $1.2 million understatement of the Company’s income from investments accounted for by the equity method for the year ended December 31, 2014. The Company corrected the amounts related to CWI in the first quarter of 2015, which had the net effect of increasing income from investments accounted for by the equity method by $1.2 million for the nine months ended September 30, 2015. The Company did not believe this adjustment was material to its consolidated financial statements for the year ended December 31, 2014 and, therefore, did not restate any prior period amounts. The Company does not believe the adjustment is material to the three and nine months ended September 30, 2015 consolidated interim financial statements.

Interest on long-term debt and amortization of discount expense primarily relates to our interest expense on CDN$ and Euro denominated debentures.

	Three months		Nine months
	ended September 30,		ended September 30,
	2015	2014	2015	2014
Canadian debentures - 9% per annum	$0.9	$1.2	$2.9	$2.6
Senior financing facilities	0.3	0.3	0.8	0.8
Amortization of discount and non cash interest expense	0.2	0.2	0.7	0.5
Total Interest on long-term debt	$1.4	$1.7	$4.4	$3.9

Interest on long-term debt for the three and nine months ended September 30, 2015 was $1.4 million and $4.4 million, respectively, compared to interest on long-term debt expense of $1.7 million and $3.9 million, respectively, for the three and nine months ended September 30, 2014. Interest on long-term debt increased for the nine months ended due to additional interest from Canadian debentures and senior financing facilities as a result of increased long term debt as of September 30, 2015 compared to September 30, 2014.

Income tax expense for the three and nine months ended September 30, 2015 was $0.2 million and $1.3 million, respectively, compared to income tax recovery of $0.7 million and $0.4 million, respectively, for the three and nine months ended September 30, 2014.

The increase for the three and nine months ended September 30, 2015 primarily relates to higher distributable earnings from our investment in CWI.

Impairment of property, plant and equipment

During the nine months ended September 30, 2015, the Company recorded an impairment charge of $3.4 million (nine months ended September 30, 2014 - $nil). The impairment was recorded against OrcaTM LNG trailers ("Orcas") which provide in-yard fleets convenient refueling in the absence of a permanent liquefied natural gas ("LNG") solution. The method used to determine fair value was recent sales of Orcas and the impairment charge was recorded in the Westport Operations segment.

Goodwill impairment

Goodwill is subject to assessment for impairment by applying a fair-value based test on an annual basis or more frequently if circumstances indicate a potential impairment. The Company's annual assessment date is November 30. However, based on the revenue and operating results of the Italian reporting unit, which is within the Westport Operations segment in the nine months ended September 30, 2015, the decline in the outlook for the remainder of 2015 and future years and the decline in the Company's share price, the Company concluded there were impairment indicators requiring an interim goodwill impairment assessment as of September 30, 2015. Based on the Company's assessment, it was determined that the carrying amount of goodwill exceeded the implied fair value of goodwill by $18.7 million in the Italian reporting unit.

Finalization of purchase price allocation for Prins

On December 2, 2014 ("the acquisition date"), the Company acquired 100% of the outstanding shares of Prins Autogassystemen Holding B.V. ("Prins") for a base purchase price of EUR 12.2 million ($15.0 million). The Company paid cash of EUR 2.5 million ($3.1 million) and assumed debt of EUR 9.7 million ($11.9 million).

During the quarter ended September 30, 2015, the Company finalized the allocation of the purchase price to the identifiable assets acquired and liabilities assumed based on it estimates of their fair values on the acquisition date. The Measurement Period Adjustments to goodwill for the Prins acquisition were primarily due to a settlement agreement reached with the sellers during the third quarter of 2015 for working capital disputes related to the acquisition. The Company received a cash settlement of EUR 0.7 million ($0.8 million) from the sellers, which contributed to the purchase price of Prins being revised to EUR 11.5 million ($14.2 million). The fair values of acquired assets and liabilities were revised from the estimated values filed on Form 40-F/A on October 15, 2015 as a result of the Company’s finalizing the valuation of the acquired assets and assumed liabilities. Goodwill increased by $0.1 million, while current assets decreased by $0.8 million and current liabilities increased by $0.1 million. There was no effect on current period earnings as a result of the changes to the provisional amounts recognized.

CAPITAL REQUIREMENTS, RESOURCES AND LIQUIDITY

As at September 30, 2015, our cash, cash equivalents and short-term investment position was $42.1 million, a decrease of $51.9 million from $94.0 million at December 31, 2014. Cash and cash equivalents consist of guaranteed investment certificates, term deposits and bankers acceptances with maturities of 90 days or less when acquired. Short-term investments consist of investment grade bankers’ acceptances, term deposits and commercial paper. We invest primarily in short-term paper issued by Schedule 1 Canadian banks, R1 high rated corporations and governments.

The Company has sustained net losses over the past several years and as at September 30, 2015 had an accumulated deficit of $840.0 million. The Company’s ability to continue as a going concern is dependent on its available cash, its ability to find new sources of financing or raise cash through the sale of assets while in pursuit of operating profitability. For the year ended December 31, 2014, the Company reduced expenses through staff reductions and deferral of non-core development programs.  As a result of these actions and favourable foreign exchange movements research and development, sales and general and administrative expenses have decreased $28.6 million from $107.3 million to $78.7 million for the nine months ended September 30, 2015.
Our plan is to use our current cash, cash equivalents and short-term investments, our share of CWI dividends (typically declared and paid quarterly) and borrowings under our credit facility to fund our committed milestones and obligations for our current programs. We will also continue to seek third party and government funding on commercially acceptable terms to offset costs of our investments; however, there are no guarantees that we will be successful in obtaining third party funding on acceptable terms or at all.
For the nine months ended September 30, 2015, our cash used in operations was $54.7 million. Changes in non-cash working capital resulted in a use of $7.3 million. The $7.3 million change in working capital was impacted by decreases in accounts receivable of $5.5 million and decreases in accounts payable and accrued liabilities of $6.3 million and warranty liability of $4.0 million. Cash used in investing activities included the purchase of fixed assets of $4.2 million, offset by $15.1 million in dividends received from joint ventures. Cash used in financing activities included principal payments of long term debt of $6.9 million offset by issuance of long term debenture notes of $4.0 million which was primarily from our European subsidiaries. CWI dividends of $15.1 million have been received in 2015 compared to $2.6 million in 2014.

Westport’s capital requirements will vary depending on a number of factors, including the timing and size of orders for our LNG systems, our ability to successfully launch products on time, our supply chain and manufacturing requirements, our success in executing our business plan, relationships with current and potential strategic partners, commercial sales and margins, product reliability, progress on research and development activities, capital expenditures and working capital requirements. We also continue to review investment and acquisition opportunities on a regular basis for technologies, businesses and markets that would complement our own products or assist us in our commercialization plans. Significant new orders, expanded engine programs, acquisitions or investments could require additional funding. If such additional funding is not available to us, if expected orders do not materialize or are delayed, or if we have significant overspending in our programs, we may be required to delay, reduce or eliminate certain research and development activities, reduce or cancel inventory orders, and possibly forego new program, acquisition or investment opportunities. Any of those circumstances could potentially result in a delay of the commercialization of our products in development and could have an adverse effect on our business, results of operations, liquidity and financial condition.

This “Capital Requirements, Resources and Liquidity” section contains certain forward looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Readers are encouraged to read the “Forward Looking Statements” and “Basis of Presentation” sections of this MD&A, which discusses forward-looking statements and the “Business Risks and Uncertainties” section of this MD&A and of our AIF.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

	Carrying amount	Contractual cash flows	< 1 year	1 - 3 years	4-5 years	> 5 years
Accounts payable and accrued liabilities	$46.2	$46.2	$46.2	$—	$—	$—
Subordinated debentures (1)	40.6	44.9	3.7	41.2	—	—
Senior financing (2)	9.7	10.3	6.5	2.3	0.7	0.8
Senior revolving financing (3)	11.2	11.8	5.9	5.9	—	—
Other bank financing	3.7	4.2	1.6	0.3	0.1	2.1
Capital lease obligations (4)	0.9	1.0	0.4	0.5	—	—
Operating lease commitments (4)	—	50.6	3.4	8.4	8.5	30.4
	$112.4	$168.9	$67.7	$58.6	$9.4	$33.3
 Contractual cash flows include both expected interest and principal repayments

(1) The subordinated debenture notes are unsecured and subordinated to senior indebtedness, mature on September 15, 2017, and bear interest at 9% per annum, payable in cash semi-annually in arrears on March 15 and September 15 of each year during the term.

(2) Senior financing comprises the EMER senior financing agreement ("Emer senior financing"), the Prins Autogassystemen Holding B.V ("Prins") senior financing agreement ("Prins senior financing"), and the Prins senior mortgage loan ("Prins senior mortgage loan"). The senior financing agreements bear interest at 3 or 6-month Euribor plus a fixed percentage ranging from 1.0% to 3.5%.

(3) The senior revolving financing facility relates to EMER and bears interest at 6-month Euribor plus 2.5%. Interest is paid semi-annually.

The principal repayment schedule of the subordinated debenture notes, senior financing agreements, and senior revolving financing are as follows for the period ended September 30, 2015.

	Subordinated debenture notes	Emer Senior Financing	Prins Senior Financing	Prins Senior Mortgage Loan	Senior revolving financing	Total
2015	$—	$—	$0.5	$0.1	$—	$0.6
2016	—	3.9	1.8	0.3	5.6	11.7
2017	40.6	1.0	—	0.3	5.6	47.6
2018	—	—	—	0.3	—	0.3
2019 and thereafter	—	—	—	1.3	—	1.3
	$40.6	$4.9	$2.4	$2.4	$11.2	$61.6

(4) Capital lease obligations relate primarily to office equipment and machinery, have initial terms of three to five years and have interest rates ranging from 3.1% to 4.9% Operating lease commitments represent our future minimum lease payments under leases related primarily to our operating premises and office equipment.

SHARES OUTSTANDING

For the three months ended September 30, 2015 and September 30, 2014, the weighted average number of shares used in calculating the loss per share was 64,184,991, and 63,142,874, respectively. During the nine months ended September 30, 2015, we granted 2,762,265 RSUs and 2,695,000 PSUs (together the “Share Units”). The Common Shares, and Share Units outstanding and exercisable as at the following dates are shown below:

	September 30, 2015		November 10, 2015
	Number	Weighted average exercise price	Number	Weighted average exercise price
		$		$
Common Shares outstanding	64,197,763		64,238,129
Share Units(1)
Outstanding(2)(3)	9,643,383	N/A	9,604,504	N/A
Exercisable	655,074	N/A	1,301,231	N/A

(weighted average exercise prices are presented in Canadian dollars)

(1) As at September 30, 2015, excludes 73,453 (November 10, 2015 - 31,968) of phantom share units, which when vested, are settled in cash and do not result in the issuance of common shares.

(2) As at September 30, 2015, includes 3,613,305 (November 10, 2015 - 3,341,135) PSUs with payout levels ranging between 0% and 300% upon achieving the required performance criteria over the measurement period. None of these PSUs are currently known to be issuable.

(3) Vesting of the 2,695,000 PSUs granted in 2015 is conditional upon shareholders of Westport approving an increase in the number of awards available for issuance pursuant to the Westport Omnibus Plan.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our interim consolidated financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements. Actual amounts may vary significantly from estimates used. The Company’s accounting policies are described in Note 2 of our fiscal year ended December 31, 2014 annual consolidated financial statements. There have been no changes in accounting policies applied to the September 30, 2015 financial statements. We have identified several policies as critical to the measurement of our business operations and in understanding our results of operations. These policies, which require the use of judgment, estimates and assumptions in determining their reported amounts, include our accounting of CWI as a variable interest entity, warranty liability, revenue recognition, inventories, property, equipment, furniture and leasehold improvements, stock-based compensation, goodwill and intangible assets. The application of these and other accounting policies are described in Note 2 of our fiscal year ended December 31, 2014 annual consolidated financial statements and our 2014 Annual Management and Discussion Analysis.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

(a)    New accounting pronouncements:

Revenue:

In May 2014, Financial Accounting Standards Board (“FASB”) issued ASU 2014-09, Revenue From Contracts With Customers (“Topic 606”). Topic 606 removes inconsistencies and weaknesses in revenue requirements, provides a more robust framework for addressing revenue issues, improves comparability of revenue recognition practices across entities, industries, jurisdictions and capital markets, provides more useful information to users of financial statements through improved disclosure requirements and simplifies the preparation of financial statements by reducing the number of requirements to which an entity must refer. The guidance in this update supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification. Additionally, this update supersedes some cost guidance included in Subtopic 605-35, Revenue Recognition - Construction-Type and Production-Type Contracts. Topic 606 is effective for public entities with reporting periods beginning after December 15, 2017. Early adoption would be permitted as of the original effective date in ASU 2014-09 (i.e., annual reporting periods beginning after December 15, 2016, including interim reporting periods within the annual periods).  The Company has not yet evaluated the impact of the adoption of this new standard.

Going Concern:

In August 2014, the FASB issued ASU 2014-15 “Presentation of Financial Statements - Going Concern,” outlining management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern, along with the required disclosures.  ASU 2014-15 is effective for the annual period ending after December 15, 2016 with early adoption permitted.  The Company does not anticipate a material impact to the Company’s financial statements as a result of this change.

Simplifying the Presentation of Debt Issuance Costs:

In April 2015, the FASB issued ASU 2015-03, which requires debt issuance costs related to a debt liability to be presented in the balance sheet as a direct deduction from the carrying amount of the debt liability instead of being presented as an asset. The recognition and measurement guidance for debt issuance costs has not changed. ASU 2015-03 requires retrospective application and represents a change in accounting principle. ASU 2015-03 is effective for fiscal years beginning after December 15, 2015 and early adoption is permitted for financial statements that have not been previously issued. The Company does not anticipate a material impact to the Company’s financial statements as a result of this change.

Simplifying the Measurement of Inventory (Topic 330): Inventory

In July 2015, the FASB issued ASU 2015-11, which requires an entity to measure inventory at the lower of cost or net realizable value, which consists of the estimated selling prices in the ordinary course of business, less reasonably predictable cost of completion, disposal, and transportation. For public entities, the updated guidance is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The guidance is to be applied prospectively with earlier application permitted as of the beginning of an interim or annual reporting period. The Company does not anticipate a material impact to the Company’s financial statements as a result of this change.

Simplifying the Accounting for Measurement-Period Adjustments (Topic 805): Business Combinations:

In September 2015, the Financial Accounting Standards Board (“FASB”) issued ASU 2015-16, which replaces the requirement that an acquirer in a business combination account for measurement period adjustments retrospectively with a requirement that an acquirer recognize adjustments to the provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. ASU 2015-16 requires that the acquirer record, in the same period’s financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. For public business entities, ASU 2015-16 is effective for fiscal years beginning after December 15, 2015, including interim periods within those fiscal years. The guidance is to be applied prospectively to adjustments to provisional amounts that occur after the effective date of the guidance, with earlier application permitted for financial statements that have not been issued. Our early adoption of ASU 2015-16 in the third quarter of 2015 did not have a material impact on our condensed consolidated financial statements.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the nine months ended September 30, 2015, there were no changes to our internal control over financial reporting that materially affected or are reasonably likely to materially affect, our internal controls over financial reporting. However, as described in the December 31, 2014 annual amended MD&A, management concluded that the review control over the unaudited financial information of CWI, which is used in the Company's accounting and disclosures for the Company's investment in CWI, was not designed with sufficient precision to prevent or detect a potential material error in CWI’s financial information. Accordingly, a reasonable possibility exists that a material misstatement in the Company’s financial statements related to the investment in CWI will not be prevented or detected on a timely basis. We have developed enhanced control procedures designed to address the material weakness. The enhancements to the design of the control include the following:

•
Enhanced review procedures over CWI’s quarterly and annual financial statements including discussions with CWI management on significant accounting matters involving estimates and judgments on an interim and annual basis.

•
Increased coordination with CWI with respect to the timing of their annual audit in order to receive audited financial statements from CWI as the basis of the Company's accounting and disclosure for the investment in CWI on an annual basis, if possible.

•
We are not certain that the CWI audit may be completed in time for our filing requirements. To address this possibility, by year end we will improve the design of our review controls with a formalized evaluation for areas requiring investigation and follow up with enhanced tracking of those issues and how they are concluded upon on a timely basis. This may involve meeting with the auditors and management of CWI to discuss the status of the annual audit, obtain an understanding for the risk areas, and any potential errors identified or open issues prior to the completion of our review.

The material weakness cannot be considered remediated until the applicable remedial controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. This testing will be completed during our year end controls assessment.

SUMMARY OF QUARTERLY RESULTS

Our revenues and operating results can vary significantly from quarter to quarter depending on the timing of product deliveries, product mix, product launch dates, research and development project cycles, timing of related government funding, impairment charges, stock-based compensation awards and foreign exchange impacts. Net loss has and can vary significantly from one quarter to another depending on operating results, gains and losses from investing activities, recognition of tax benefits and other similar events.

The following table provides summary unaudited consolidated financial data for our last eight quarters:

Selected Consolidated Quarterly Operations Data

Three months ended	31-Dec-13	31-Mar-14	30-Jun-14	30-Sep-14	31-Dec-14	31-Mar-15	30-Jun-15	30-Sep-15
(expressed in millions of United States dollars except for per share amounts)
Product revenue (1)	$41.4	$34.8	$31.8	$24.0	$27.4	$27.0	$24.6	$21.3
Service and other revenue	11.2	5.1	6.1	1.3	—	1.0	3.2	1.0
Total revenue	52.6	39.9	37.9	25.3	27.4	28.0	27.8	22.3
Cost of product and parts revenue	69.6	27.6	24.3	17.3	28.7	22.6	18.1	21.0
Gross margin	$(17.0)	$12.3	$13.6	$8.0	$(1.3)	$5.4	$9.7	$1.3
Gross margin percentage	(32.3)%	30.8%	35.9%	31.6%	(4.7)%	19.3%	34.9%	5.8%
Net loss for the period	$(89.5)	$(23.9)	$(35.4)	$(25.5)	$(64.8)	$(17.2)	$(20.5)	$(37.4)
EBITDA (2)	$(84.2)	$(18.8)	$(28.8)	$(20.8)	$(57.5)	$(11.7)	$(14.8)	$(32.5)
Adjusted EBITDA (3)	$(23.2)	$(22.1)	$(16.9)	$(22.0)	$(23.0)	$(9.2)	$(7.7)	$(9.7)
Loss per share
Basic and Diluted	$(1.42)	$(0.38)	$(0.56)	$(0.40)	$(1.03)	$(0.30)	$(0.30)	$(0.58)
Income from unconsolidated joint ventures:
CWI net income attributable to the Company	$2.8	$(0.8)	$0.4	$0.9	$7.6	$5.9	$3.4	$3.5
WWI net income attributable to the Company	$0.7	$0.5	$0.7	$1.2	$3.6	$0.3	$0.1	$0.1

(1) In 2014, the Company combined the parts revenue with product revenue into a single line item. This has been reflected in the consolidated statement of operations and comprehensive loss for all periods presented.

(2) The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have a standardized meaning according to U.S. GAAP. See non-GAAP measures for more information.

(3) The term Adjusted EBITDA is not defined under U.S. GAAP and is not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP. Westport defines Adjusted EBITDA as EBITDA adjusted for amortization of stock-based compensation, unrealized foreign exchange gain or loss, and non-cash and other unusual adjustments. See non-GAAP measures for more information.

Non-GAAP Measures:

We use certain non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed in U.S. GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.
EBITDA
The term EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-GAAP financial measure. The Company defines EBITDA as loss before income taxes adjusted for interest expense (net) and depreciation and amortization.
Management believes that EBITDA is an important indicator commonly reported and widely used by investors and analysts as an indicator of the Company’s operating performance and ability. The intent is to provide additional useful information to investors and analysts and such measures do not have any standardized meaning under U.S. GAAP. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP. Other issuers may define EBITDA differently.

Three months ended	31-Dec-13	31-Mar-14	30-Jun-14	30-Sep-14	31-Dec-14	31-Mar-15	30-Jun-15	30-Sep-15
Loss before income taxes	$(89.5)	$(23.9)	$(35.1)	$(26.2)	$(65.1)	$(16.7)	$(19.9)	$(37.2)
Interest Expense, net (1)	0.7	0.8	1.7	0.7	2.5	1.4	1.6	1.4
Depreciation	4.6	4.3	4.6	4.7	5.1	3.6	3.5	3.3
EBITDA	$(84.2)	$(18.8)	$(28.8)	$(20.8)	$(57.5)	$(11.7)	$(14.8)	$(32.5)

(1) Interest expense, net is defined as the aggregate of bank charges, interest, and other, interest on long term-debt and amortization of discount.

EBITDA decreased $17.7 million in the three months ended September 30, 2015 to a loss of $32.5 million from a loss of $14.8 million for the three months ended June 30, 2015 primarily as a result of inventory write-downs, goodwill impairment, offset by a positive foreign exchange gain.

Non-GAAP Measures continued:

Adjusted EBITDA

The term Adjusted EBITDA is not defined under U.S. GAAP and is not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP.

Adjusted EBITDA is used by management to review operational progress of its business units and investment programs over successive periods and as a long-term indicator of operational performance since it ties closely to the unit’s ability to generate sustained cash flows.

Westport defines Adjusted EBITDA as EBITDA adjusted for stock-based compensation, unrealized foreign exchange gain or loss, and non-cash and other unusual adjustments. Adjusted EBITDA has limitations as an analytical tool, and when assessing Westport’s operating performance, investors should not consider Adjusted EBITDA in isolation, or as a substitute for net loss or other consolidated statement of operations data prepared in accordance with U.S. GAAP. Among other things, Adjusted EBITDA does not reflect Westport’s actual cash expenditures. Other companies may calculate similar measures differently than Westport, limiting their usefulness as comparative tools. Westport compensates for these limitations by relying primarily on its U.S. GAAP results.

Three months ended	31-Dec-13	31-Mar-14	30-Jun-14	30-Sep-14	31-Dec-14	31-Mar-15	30-Jun-15	30-Sep-15
EBITDA	$(84.2)	$(18.8)	$(28.8)	$(20.8)	$(57.5)	$(11.7)	$(14.8)	$(32.5)
Stock based compensation	3.3	4.7	3.3	1.0	—	3.4	4.7	3.3
Unrealized foreign exchange (gain) loss	(10.1)	(8.9)	8.6	(2.2)	(0.9)	(2.9)	(1.2)	(8.0)
Non-cash and other unusual adjustments (1)	67.8	0.9	—	—	35.4	2.0	3.6	27.4
	$(23.2)	$(22.1)	$(16.9)	$(22.0)	$(23.0)	$(9.2)	$(7.7)	$(9.7)

(1) Non-cash and other unusual adjustments include impairment of long lived assets, provision for inventory purchase commitments, intangible impairment, goodwill impairment, one time inventory obsolescence charges and one time costs related to the proposed merger between the Company and Fuel Systems. The three month ended December 31, 2014 figure included other unusual adjustments related to the discontinuation of the first generation of Westport HPDI systems.

Adjusted EBITDA decreased $2.0 million in the three months ended September 30, 2015 to a loss of $9.7 million from a loss of $7.7 million for the three months ended June 30, 2015 primarily as a result of lower margins, and higher R&D and SG&A expenses.
.

RELATED PARTY TRANSACTIONS

As part of our joint venture agreement, we engage in transactions with CWI.

As at September 30, 2015, net amounts due from CWI total $0.4 million (December 31, 2014 - $2.5 million). Amounts receivable relate to costs incurred by the Company on behalf of CWI. The amounts are generally reimbursed by CWI to the Company in the month following the month in which the payable is incurred. Cost reimbursements from CWI consisted of the following:

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Research and development	—	—	—	—
General and administrative	0.2	0.3	0.6	1.3
Sales and marketing	1.5	1.0	3.9	3.7
	1.7	1.3	4.5	5.0

All material transactions between the Company and CWI have been eliminated on application of equity accounting.

BUSINESS RISKS AND UNCERTAINTIES

An investment in our business involves risk and readers should carefully consider the risks described in our AIF and other filings on www.sedar.com and www.sec.gov. Our ability to generate revenue and profit from our technologies is dependent on a number of factors, and the risks discussed in our AIF, if they were to occur, could have a material impact on our business, financial condition, liquidity, results of operation or prospects. While we have attempted to identify the primary known risks that are material to our business, the risks and uncertainties discussed in our AIF may not be the only ones we face. Additional risks and uncertainties, including those that we do not know about now or that we currently believe are immaterial may also adversely affect our business, financial condition, liquidity, results of operation or prospects. A full discussion of the risks impacting our business is contained in the AIF for the year ended December 31, 2014 under the heading “Risk Factors” and is available on SEDAR at www.sedar.com.